SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 19, 2004

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

164 83 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated March 19, 2004 regarding the Board’s Proposal regarding Incentive Programs (item 14 a-d), for the AGM.

This is a non-official translation of the Swedish original wording.

In case of differences between the English translation and the

Swedish original, the Swedish text shall prevail

ITEM 14 a)-d)

The Board of Directors Proposals Regarding

Incentive Programs

Proposals of the Board of Directors of Telefonaktiebolaget LM Ericsson for 1) Implementation of a Long Term Incentive Plan 2004, 2) Instruction to the Board of Directors, 3) Amendment of one parameter of the Stock Purchase Plan 2003, and 4) Transfer of own shares

BACKGROUND

The Annual General Meeting of Shareholders 2003 in Telefonaktiebolaget LM Ericsson (“Ericsson”) resolved to implement a Stock Purchase Plan 2003 (“SPP 2003”) to all employees within the Ericsson Group. Employees who participate in the SPP 2003 are entitled, during a 24-month period from the implementation of the plan, to save up to 7.5 percent of gross salary, not exceeding SEK 50,000 per 12-month period, for purchase of shares of series B in Ericsson. If the purchased shares are retained by the employee for three years from the investment date and the employment with the Ericsson Group continues during that time, the employee will be given a corresponding number of shares of series B in Ericsson, free of consideration, a so called matching.

In the Board of Directors’ proposal for the SPP 2003, it was stated that the Board of Directors would use the period up to the Annual General Meeting of Shareholders in 2004 to evaluate previous option plans and find a stock based incentive program for senior management and key contributors that is designed to best meet the company’s needs and the shareholders’ interest.

During the past year the Board of Directors has evaluated previous incentive programs. The Board of Directors has decided, in light of the aforementioned evaluation, to propose the Annual General Meeting of Shareholders 2004 to resolve on a Long Term Incentive Plan 2004 (“LTI 2004”) for senior managers and other key contributors. LTI 2004 is based on SPP 2003 and will be added to the SPP 2003, i.e. include the same structure and provisions, except for certain specific features, and follow the same contribution and investment cycles.

The Board of Directors further proposes, in respect of the SPP 2003, to remove the SEK 50,000 annual restriction on individual investment in shares, while retaining the 7.5 percent of annual salary as the maximum for investment in shares. In order to implement the LTI 2004 and as a consequence of the removal of the SEK 50,000 restriction on individual contributions and investment under the SPP 2003, the Board of Directors proposes that no more than 24,600,000 shares of series B may be transferred to employees in the Ericsson Group and moreover that a portion of the shares also may be transferred on Stockholmsbörsen (the Stockholm Stock Exchange) in order to cover inter alia social security costs. Ericsson’s current holding of own shares is estimated to cover the requirement of shares to the LTI 2004 and also the additional shares required to the SPP 2003 as a consequence of the removal of the above-mentioned SEK 50,000 restriction in the SPP 2003. In respect of the number of shares (1,100,000) related to the SPP 2003, the number of shares is an addition to the 158,000,000 shares of series B that was resolved to be transferred in connection with the implementation of the SPP 2003.

Information regarding reasons for the proposals, description of previous incentive programs, preparation of the matter, costs and dilution and effects on important key figures are described in Appendix.

PROPOSALS FOR RESOLUTIONS BY THE ANNUAL GENERAL MEETING

1	Implementation of a Long Term Incentive Plan 2004

The Board of Directors proposes to implement LTI 2004, including 23,500,000 shares of series B, to be added to the SPP 2003 and which will apply during the second half of the already initiated 24-month contribution period under that plan, i.e. a 12-month contribution period (August 2004—July 2005) and subsequent three years qualifying period until matching, according to the principle guidelines below.

a) The LTI 2004 is designated to three levels of employees:

i	4,500 key contributors

ii	150 senior managers

iii	50 top senior managers.

b)	Participation in LTI 2004 presupposes that the employees stated in 1 a) i-iii above participate in the SPP 2003 according to the terms and conditions set forth in the SPP 2003, i.e. save money for the purchase of shares in Ericsson.

c)	If the shares purchased in accordance with SPP 2003 are retained by the employee for three years from the investment date and the employment with the Ericsson Group continues during that time, the employee will be entitled to the following matching of shares, free of consideration, in addition to the regular matching of one share:

i	4,500 key contributors are entitled to an additional match of one share for each one purchased.

ii	150 senior managers may be entitled to an additional performance match of up to four shares for each one purchased.

iii	50 top senior managers may be entitled to an additional performance match of up to six shares for each one purchased.

d)	The terms of the additional performance match for senior managers are based on average annual percentage growth rate in earnings per share[1] (“EPS”) between 1 July 2004 and 30 June 2007, with annualized first half 2004 EPS as the starting point. Maximum matching shares (i.e. four shares and six shares, respectively) will be allocated if the average annual EPS growth is at or above 25 percent. No allocation of matching shares will occur if the average annual EPS growth is at or below 5 percent. Matching of shares between average annual EPS growth 5 and 25 percent is linear.

e)	Participation in the LTI 2004 presupposes that such participation is legally possible as well as possible with reasonable administrative costs and financial efforts according to the assessment of Ericsson.

2	Instruction to the Board of Directors

Before the number of performance shares to be matched pursuant to section 1 c) ii-iii above are finally determined according to the conditions of the LTI 2004, the Board of Directors shall examine whether the performance matching under the LTI 2004 is reasonable considering the company’s financial results and position, conditions on the stock market and other circumstances, and if not, as determined by the Board of Directors, reduce the number of performance shares to be matched under the LTI 2004 to the lower number of shares deemed appropriate by the Board of Directors.

In order to achieve the desired levels of remuneration under the LTI 2004 and to avoid a too wide gap between senior managers selected to participate in the additional performance match (1 c) ii-iii) and those who are not, the Board of Directors proposes the following resolution.

3	Amendment of one parameter of the Stock Purchase Plan 2003

The Board of Directors proposes to remove the SEK 50,000 annual restriction on individual investment in shares under the SPP 2003, while retaining the 7.5 percent of annual salary as the maximum for investment in shares.

In order to implement the LTI 2004 according to the above and as a consequence of the removal of the SEK 50,000 restriction on individual investment in shares under the SPP 2003, the Board of Directors proposes the following resolution.

4	Transfer of own shares

Transfer of own shares on the following terms:

a)	No more than 24,600,000 shares of series B may be transferred, of which 23,500,000 shares are related to LTI 2004 and 1,100,000 shares to the SPP 2003.

b)	Right to acquire shares shall be granted to such persons within the Ericsson Group covered by the terms and conditions for the SPP 2003 and LTI 2004.

Further, subsidiaries within the Ericsson Group shall have the right to acquire shares free of consideration and such subsidiaries shall be obligated to immediately transfer shares free of consideration to its employees covered by the terms of the SPP 2003 and LTI 2004.

c)	The employee shall have the right to receive shares during the period when the employee is entitled to receive shares in accordance with the terms of the SPP 2003 and LTI 2004, i.e. during the period from 15 November 2004 up to and including 15 November 2008.

d)	Employees covered by the terms of the SPP 2003 and LTI 2004 shall, subject to certain conditions, receive shares of series B in Ericsson free of consideration.

e)	Further, Ericsson shall have the right to transfer, prior to the Annual General Meeting of Shareholders in 2005, no more than 4,900,000 shares of series B, out of the holding of 24,600,000 shares, in order to cover certain payments, mainly social security payments, of which 4,700,000 shares are related to LTI 2004 and 200,000 shares to SPP 2003. Transfer of the shares shall be effected at Stockholmsbörsen (the Stockholm Stock Exchange) at a price within the, at each time, registered price interval for the share.

The reasons for deviation from shareholders’ preferential rights and the base for determination of the transfer price are as follows.

The transfer of own shares is an integrated part of the SPP 2003 and the LTI 2004. The Boardof Directors considers it to be an advantage for Ericsson and its shareholders that employees, and specifically senior managers and other key contributors, are induced to become shareholders in Ericsson.

The base for determination of the transfer price follows from the Board of Directors’ proposal under section 4 above.

Supermajority

The resolution on implementation of LTI 2004, instruction to the Board of Directors, amendment of one parameter of the SPP 2003 and transfer of own shares shall be made as one “package”. Accordingly, the supermajority rules in the Leo Act shall apply, meaning that shareholders with at least nine tenths of the votes cast as well as the shares represented at the General Meeting of Shareholders must vote to approve the “package”.

Stockholm, 4 March 2004

The Board of Directors

APPENDIX

Proposal of the Board of Directors of Telefonaktiebolaget LM Ericsson regarding a Long Term Incentive Plan 2004 (“LTI 2004”)

REASONS FOR THE PROPOSAL

Stock related incentives have become an important part of Swedish and international remuneration practice. Therefore the Board of Directors of Ericsson finds it important to continue to use shares as a vital incentive within the company. The Board of Directors of Ericsson is convinced that the continuation of annual long-term incentive programs is essential to retain and in the future recruit key personnel and to develop conditions for the company’s future development and creation of value. The Board of Directors is of the opinion that the LTI 2004 is designed to best meet the company’s needs and the shareholders’ interest.

Ericsson remains a knowledge company in which the creativity and drive of its employees, and specifically the creativity and drive of its senior managers and other key contributors, are its primary assets. The LTI 2004 is based on the Stock Purchase Plan 2003 (“SPP 2003”) and presupposes that the participants make investments in shares in Ericsson in accordance with the SPP 2003. The personal investment in Ericsson is proposed to maintain confidence and enhance value of the company. In respect of matching of shares for senior managers the grant of additional shares under the LTI 2004 is conditional upon the performance of the company. The Board of Directors wants to focus selected top management on driving sustainable profit growth.

The LTI 2004 gives Ericsson a possibility to offer a selective form of long term stock based compensation and in particular when the employment market changes and there is a new pressure for recruitment in the telecom sector. The new plan is a competitive incentive for senior managers and a selective recognition for other key talents at any level in the organization. Participation in LTI 2004 is selective and based on individual performance, critical skills and market need. With LTI 2004, the Board of Directors wishes to target and recognize Ericsson’s best performers.

The Board of Directors is convinced that offering senior managers and other key contributors an incentive to become shareholders and, specifically participate in the LTI 2004, is of benefit for the current shareholders. Furthermore, the Board of Directors is of the opinion that the performance based matching of shares for senior managers will contribute to increased shareholder value.

DESCRIPTION OF ONGOING INCENTIVE PROGRAMS

Ericsson already has incentive programs according to the below. The figures below are, when appropriate, subject to recalculation as a result of bonus issues, split and new issue of shares.

1999 Option Plan

In March 2000, employee stock options were granted to approximately 1,800 key employees and senior executives, corresponding to 1.4 million shares. Of the originally issued options, there remained, as of 31 December 2003, options outstanding corresponding to approximately 1 million shares. Each option entitles the holder to purchase one share of series B for SEK 128. The options expire on 28 February 2007, and are subject to vesting requirements, meaning that they are exercisable as follows: 30 percent in 2003, an additional 40 percent in 2004 and the remaining 30 percent in 2005. The option plan is based on 1.8 million repurchased shares of series B, of which 400,000 shares are designated for covering social security costs.

The Millennium Stock Option Plan

In January 2000, employee stock options were granted to approximately 8,000 key employees and senior executives, corresponding to approximately 71.6 million shares. Of the originally issued options, there remained, as of 31 December 2003, options outstanding corresponding to approximately 39 million shares. Each option entitles the holder to purchase one share of series B for SEK 93.80. The options expire on 18 January 2007, and are subject to vesting requirements, meaning that one third is exercisable after one year, another third after two years and all options after three years from grant.

The Millennium Stock Option Plan is based on 14,274,000 warrants, i.e. options that entitles the holder to subscribe for 81,076,320 new shares of series B, of which 1,675,000 warrants, corresponding to 9,514,000 shares, are designated for hedging of social security costs.

The Global Stock Incentive Program (2001)

The Global Stock Incentive Program 2001 comprises two plans, a Stock Option Plan and a Stock Purchase Plan.

The Stock Option Plan (2001 – 2002)

A total of 101.4 million employee stock options were granted in May and November 2001 and in November 2002 to approximately 15,000 key contributors under the Stock Option Plan. Of the originally issued options, there remained, as of 31 December 2003, options outstanding corresponding to approximately 79 million shares. Each option entitles the holder to purchase one share of series B for SEK 30.50 (the May 2001 grant), SEK 25.70 (the November 2001 grant) and SEK 7.80 (the November 2002 grant), respectively. The options expire on 14 May 2008 (the May 2001 grant), 19 November 2008 (the November 2001 grant) and 11 November 2009 (the November 2002 grant) and are subject to vesting requirements, meaning that one third is exercisable after one year, another third after two years and all options after three years from grant.

The Stock Option Plan is based on 120 million shares of series B (issued as shares of series C, repurchased and converted to shares of series B) of which approximately 20 percent of the shares are designated for covering social security costs.

The Stock Purchase Plan (2001)

In 2002 the Stock Purchase Plan was implemented. The majority of employees were invited to participate. Participants were able to save up to 7.5 percent of gross salary, not exceeding the equivalent of SEK 50,000 annually, for the purchase of shares of series B. If the purchased shares are retained by the employee for three years and employment with the Ericsson Group continues during that time, the employee will be given a corresponding number of shares of series B free of consideration, a so called matching. During 2002, approximately 27,000 employees in 71 countries participated in the plan. As of 31 December 2002, employees under the Stock Purchase Plan had purchased 29.6 million shares. The initially scheduled two-year period of employee salary deductions and investments had to be pre-terminated in August 2002 since the entire budget for matching and social security costs became exhausted due to the low share price and there will be no further employee investments made by the employees under the plan.

The Stock Purchase Plan is based on 35 million shares of series B (issued as shares of series C, repurchased and converted to shares of series B) of which approximately 18 percent is designated for covering social security costs. All shares included in the program have been reserved for matching and for covering social security costs, and, as of 31 December 2003, approximately 8 million shares have been disposed of by early matching as a result of reduction of personnel and by sale of shares at Stockholmsbörsen (the Stockholm Stock Exchange) in order to cover the social security costs which have occurred due to the early matching. About 1 million shares originally allocated for future matching and social security costs have been subject to cancelled matching rights as a result of voluntary terminations of employment.

The Stock Purchase Plan 2003

The Stock Purchase Plan 2003 with the same conditions as the previous stock purchase plan is based on 158 million shares of series B (issued as shares of series C, repurchased and converted to shares of series B), of which 20 percent is designated for covering social security costs. During a 24-month period participants are able to save up to 7.5 percent of gross salary, not exceeding the equivalent of SEK 50,000 annually, for the purchase of shares of series B. If the purchased shares are retained by the employee for three years and employment with the Ericsson Group continues during that time, the employee will be given a corresponding number of shares of series B free of consideration, a so called matching.

The plan was launched in August 2003 in 63 countries around the world. 10,700 employees are currently participating and buying around 3 million shares per quarter at the current share price.

PREPARATION OF THE MATTER

The proposal on the LTI 2004 and the removal of the SEK 50,000 restriction in the SPP 2003 to the General Meeting of Shareholders has been prepared by the Remuneration Committee of the Board of Directors consisting of the following Board Members: Peter Sutherland (Chairman of the Committee), Lena Torell, Michael Treschow and Per Lindh. The Remuneration Committee briefed the Board of Directors on the main features of the new incentive program for key contributors and senior managers at the Board Meetings held on December 19, 2003 and February 5, 2004. At the Board Meeting on March 1, 2004, the Board of Directors decided that a proposal on LTI 2004 and the removal of the

SEK 50,000 restriction in the SPP 2003 should be presented to the General Meeting of Shareholders. No employee who may be included in the program has participated when preparing the program, with exception for the Remuneration Committee’s employee representative and those officials who have prepared the matter for the Remuneration Committee.

COSTS

The Board of Directors estimates that the LTI 2004 will give rise to costs as set out below. The costs shall be compared with Ericsson’s total remuneration costs 2003, amounting to SEK 36 billion, including social security fees.

Costs that affect the income statement and cash flow

–	Administration costs have been estimated at a maximum of SEK 10 million.

Costs that affect the income statement, but will not have an effect on the cash flow

–	Compensation cost corresponding to the value of matching shares transferred to employees – based on an average share price of SEK 15 at investment in contribution shares – is estimated to range between SEK 183 million and SEK 295 million, depending on the fulfillment of the performance target, to be distributed over the plan period 2004 – 2008; and

–	Social security charges, as a result of transfer of shares to employees expected to occur mainly during 2007 – 2008, are depending on the outcome of the performance matching and, based on an assumed average share price at matching between SEK 15 and SEK 50, estimated to range between SEK 37 million and SEK 246 million.

The total effect on the income statement is estimated to range between SEK 230 million and SEK 551 million unevenly distributed over the years 2004 – 2008.

DILUTION AND EFFECTS ON IMPORTANT KEY FIGURES

Ericsson has approximately 16 billion shares on issue. As per February 20, 2004, Ericsson held 304,938,458 own shares. In order to implement the LTI 2004 and as a consequence of the removal of the SEK 50,000 restriction on individual investment in shares under the SPP 2003, a total of 24,6 million shares of series B are required, corresponding to approximately 0.16 percent of the total number of outstanding shares. The number of potential shares covered by existing incentive programs, including shares to cover social security payments, amounts to 327 million shares, corresponding to approximately 2.07 percent of the number of outstanding shares.

Out of the 24,6 million shares of series B required for the LTI 2004 and as a consequence of the removal of the SEK 50,000 restriction under the SPP 2003, 19.7 million shares may be transferred to employees free of consideration, which could cause a dilutive effect of 0.12 percent on earnings per share. The dilutive effect of the matching shares, 0.12 percent, is not affected by the price for the shares at the time of matching since they are transferred free of consideration to the employee. There will, however, be no dilutive effect on earnings per share of the 4.9 million shares, which may be transferred at Stockholmsbörsen (the Stockholm Stock Exchange) as the shares are sold at market value.

1Earnings Per Share is calculated by dividing the reported net income for the Ericsson group by the average number of shares outstanding during the period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: March 19, 2004